

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

<u>Via E-mail</u>
Michael T. Kirshbaum
Chief Financial Officer and Treasurer
The Advisory Board Company
2445 M Street, NW
Washington, DC 20037

> **Re:** **The Advisory Board Company**
> **Form 10-K**
> **Filed May 30, 2012**
> **File No. 000-33283**

Dear Mr. Kirshbaum:

We have reviewed your response letter dated February 14, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarterly period ended September 30, 2012</u>

<u>Financial Statements</u>

<u>Note 7. Noncontrolling interests, page 8</u>

1) We have considered your response to our prior comment two. Please provide us with a more detailed analysis of how you evaluated the guidance in ASC Topic 815-10-15 in determining that the Put Option did not meet the criteria of ASC Topic 815-15-25-1 to be bifurcated from the host instrument.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant